NEWS RELEASE

February 14, 2007	Release 03-2007

For immediate release

Carmacks Copper Project:
Environmental and Socioeconomic Submission Accepted

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: “WRN”) (“Western”) is pleased to announce that it has received formal notification from the Yukon Environmental and Socioeconomic Assessment Board that its Proposal for the Carmacks Copper Project has been deemed adequate and that screening of the Proposal will commence pursuant to the Yukon Environmental and Socioeconomic Assessment Act (YESAA).

Western also notes that the technical review of the project under the Yukon Environmental Assessment Act (YEAA) has been ongoing for 20 months and is approaching the final stages. A draft Comprehensive Study Report under YEAA is expected to be issued by the Yukon Government in early March this year.

Western anticipates that its extensive environmental assessment submissions and the reviews already performed under YEAA will help speed the screening of the project under YESAA.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C. E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Investor Relations

Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM